FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company"), you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2006.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com/ecomms. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrar at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars:
Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.



                               HSBC Holdings plc

                                   Notice of
                             Annual General Meeting
                           to be held on 25 May 2007



Notice of the Annual General Meeting to be held at Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 25 May 2007 is set out on pages 8 to 19.

The action to be taken by Shareholders is set out on page 4. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. Submission of a Form of Proxy will not preclude a shareholder from attending and voting in person. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

                                                                    3 April 2007




Access to the Meeting

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Surinder Gill (telephone +44 (0)20 7992 1385, fax +44 (0)20 7992 4631, e-mail surindergill@hsbc.com) if you have any particular access or other needs.

This Notice of Annual General Meeting and the Annual Report and Accounts and/or Annual Review are available on our web site, www.hsbc.com.

The Annual General Meeting can be viewed live on the internet at www.hsbc.com/ agmwebcast. A recording of the Annual General Meeting will also be available after the conclusion of the meeting until 30 June 2007.






                                                                    3 April 2007

Dear Shareholder

                 Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 25 May 2007. The Notice of Annual General Meeting is set out on pages 8 to 19 of this document.

1              Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year's Annual General Meeting the Directors were again given general authorities to allot shares.

The general purpose of these authorities is to enable the Directors to issue new shares without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace, and your Board takes the view that it would be in the interests of the Company if the authorities were renewed.

In addition to the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans, the Directors would have authority to allot new Ordinary Shares up to a maximum amount (in nominal value) of US$1,158,660,000, equivalent to 20 per cent of the Ordinary Shares in issue on 22 March 2007, being the latest practicable date prior to the printing of this document.

Within this amount, the Directors would have authority to allot Ordinary Shares (and, in addition, to sell any Ordinary Shares which may be held in treasury) wholly for cash to persons other than existing Shareholders up to a maximum amount (in nominal value) of US$289,665,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 22 March 2007. The Company does not currently hold any of its shares in treasury.

Other than on the exercise of options granted under the employee share plans or pursuant to the Company's scrip dividend scheme your Board has no present intention of issuing any further Ordinary Shares, and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting.

The Board is again seeking authority to issue sterling, United States dollar and euro preference shares. These preference shares were created to underpin issues of preferred securities, which are tax efficient regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any of the preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

It is proposed that these general authorities be extended until the Annual General Meeting in 2008.



HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom




2              Resolution 7 (Purchase of Ordinary Shares by the Company)

The Company has power under its Articles of Association to purchase its own shares. The Directors consider that it is appropriate to seek renewal of the mandate giving authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. It is emphasised that it remains the Directors' policy to maintain a strong capital base, a policy which has been one of the Group's strengths over the years. Having this authority will, however, give added flexibility if the Directors consider it in the interests of the Company and its Shareholders to purchase Ordinary Shares in the market in appropriate circumstances.

The UK Companies Act 1985 (as amended) permits the Company to elect to hold in treasury any Ordinary Shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Stock Exchange's Listing Rules applicable to the Company, details of which can be found on the Company's website, www.hsbc.com and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix I.

3              Resolution 8 (Scrip dividend)

The authority for the Directors to offer a scrip dividend alternative, whereby Shareholders may elect to receive new Ordinary Shares instead of dividends in cash, will expire on payment of the fourth interim dividend for 2006. Shareholders' approval is therefore sought to renew the authority for the Directors to offer a scrip dividend alternative for a further five-year period to the Annual General Meeting in 2012.

4              Resolutions 9 and 10 (Political donations and expenditure)

The authorities for the Company and HSBC Bank plc to make donations to EU political organisations and to incur EU political expenditure up to a maximum aggregate of GBP250,000 and GBP50,000 respectively expire at the conclusion of this Meeting. These authorities have not been used and it is not proposed to change HSBC's long-standing policy of not making contributions to any political party. The authorities were sought only as a precautionary measure because of the uncertainty as to what might unexpectedly fall within the very broad scope of what are defined as political donations or expenditure in the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000. It is proposed therefore to ask Shareholders to renew these authorities for a further period.

The UK Companies Act 2006 contains provisions relating to political donations and expenditure that will replace the existing provisions in the UK Companies Act 1985. Whilst the UK Companies Act 2006 will not remove all of the uncertainties relating to political donations and expenditure it will, in contrast to the existing provisions in the UK Companies Act 1985, enable the Directors to seek relief from liability and ratification by Shareholders for any inadvertent unauthorised political donation or expenditure. On that basis, it is proposed that the new authorities to be granted pursuant to the passing of Resolutions 9 and 10 should expire on the earlier of the date on which the last of the sections of the UK Companies Act 2006 relating to ratification by shareholders and political donations and expenditure come into force (which is expected to be in October 2007) and the conclusion of the Company's Annual General Meeting in 2008.

5              Resolution 11 (Electronic communications)

Certain provisions of the UK Companies Act 2006 have already come into effect. New provisions have been introduced with effect from 20 January 2007 dealing with, inter alia, company communications to shareholders and other provisions which facilitate communications in electronic form and by means of a website. Similar amendments to facilitate communications with shareholders in electronic form and by means of a website have been introduced into the UK Disclosure and Transparency Rules.

The shareholder electronic communications provisions in the UK Companies Act 2006 and the UK Disclosure and Transparency Rules are intended to make it easier and cheaper for UK companies to communicate with their shareholders. In particular, the new Act and the UK Disclosure and Transparency Rules extend the provisions of the UK Companies Act 1985 by enabling a company, subject to certain conditions, to treat its shareholders as having deemed to agree to communication by means of a website.

The deemed agreement procedure for electronic communications by means of a website works as follows. For a Shareholder to be deemed to have agreed to receive communications by means of a website, in addition to the passing of Resolution 11, Shareholders must also be asked individually to agree that HSBC Holdings can communicate with them by way of its website. In the event that a Shareholder does not respond with an objection to the Company's request to communicate by means of a website within 28 days from the date of the request, the Shareholder will be deemed to have agreed to receive notices, documents or information from HSBC Holdings by means of a website. Any Shareholder may indicate a wish to continue to receive printed documents at any time and any agreement to receive documents or information electronically or by means of a website can be revoked at any time. Every Shareholder who has agreed to receive communications by website will be notified when a document is available on a website. If a Shareholder has provided HSBC Holdings with an email address for the purpose of receiving communications in electronic form that notification will be sent by email. If a Shareholder's email address is not held by the Company, a printed notice will be sent advising that a document is available on HSBC Holding's website.

As the Hong Kong Listing Rules do not provide for the deemed agreement procedure for electronic communications by means of a website contained in the UK Companies Act 2006 and the UK Disclosure and Transparency Rules, a waiver has been sought and obtained to permit HSBC Holdings to take advantage of the new provisions for electronic communications with Shareholders. The waiver is conditional on obtaining Shareholder approval by the passing of Resolution 11.

In the event that Resolution 11 is passed, Shareholders will be contacted in writing to request their consent for the use of electronic communications by means of a website for conveying information. We expect the 2007 Interim Report will be the first document to be available under the new procedures.

The effect of sending printed financial reports and other information to only those who wish to receive information in that way will avoid unnecessary waste and, accordingly, reduce the detrimental impact on the environment of such waste. The Company would reduce its consumption of paper, ink and related chemicals and its consumption of energy both for the production of the reports and their transportation and distribution to some 200 countries and territories. At the same time HSBC Holdings will be achieving cost savings for the benefit of Shareholders, many of whom are telling us they do not want to receive the printed documents that we distribute.

6              Resolution 12 (Alterations to the Articles)

To reflect the provisions of the UK Companies Act 2006 brought into force on 1 January 2007 and 20 January 2007, and additional provisions which will come into effect on 6 April 2007, it is proposed that certain alterations be made to the Articles of Association. Further information in relation to the proposed alterations is set out in Appendix II.

The remaining provisions of the UK Companies Act 2006 are expected to come into force later this year and/or during 2008. In addition, various regulations that relate to certain of these provisions have yet to be finalised. Consequently, it will be necessary for the Company to undertake a further review of its Articles of Association in due course in order to reflect these other provisions. As these further changes to the Articles of Association will be reasonably substantial in number, it is expected that the Company will adopt new Articles of Association at its Annual General Meeting in 2008.

7              Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

8              Action to be taken

A Form of Proxy is enclosed for use at the Annual General Meeting. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting. The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Annual General Meeting. Shareholders with internet access may submit their Form of Proxy electronically at www.hsbc.com/proxy by entering the Shareholder Reference and Personal Identification numbers printed on their Form of Proxy. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

If you would like a question or questions to be addressed at the Annual General Meeting please complete and return the form on page 21 or send your question via email to agmquestions@hsbc.com.

We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Annual General Meeting. Any questions submitted that are not relevant to the business of the Annual General Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the Annual General Meeting does not affect your rights as a Shareholder to attend and speak at the Annual General Meeting.

Yours sincerely

S K Green
Group Chairman


                                   APPENDIX I
                   PURCHASE OF ORDINARY SHARES BY THE COMPANY

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 7), which incorporates the Explanatory Statement required to be sent to Shareholders in accordance with the Listing Rules of the Hong Kong Stock Exchange as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a) It is proposed that the Company be given authority to purchase up to 1,158,660,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 22 March 2007, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b) The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of shares should only be made if they consider that the purchase would operate for the benefit of the Company and Shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c) It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of England and Wales.

(d) The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 22 March 2007, being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2006).

(e) None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 7 is approved by Shareholders, to sell any Ordinary Shares to the Company. No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 7 is approved.

(f) Under the provisions of the UK Companies Act 1985 (as amended) the Company is permitted, following any repurchase of Ordinary Shares, to retain and hold such shares in treasury, provided that the number of such shares held in treasury does not exceed 10 per cent of its total number of issued shares, rather than automatically cancelling them. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "Waiver"). The Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Stock Exchange's Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong. In accordance with the terms of the Waiver, the Company confirms that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the Waiver in connection with any shares which it may hold in treasury.

(g) The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 7, they will do so in accordance with the Listing Rules of the Hong Kong Stock Exchange (as modified in accordance with the terms of the Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h) The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 7, if approved.

(i) The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(j) The highest and lowest prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADS"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve months prior to 22 March 2007 (the latest practicable date prior to the printing of this document) were as follows:

                 Hong Kong            London            New York        Euronext Paris        Bermuda
              Stock Exchange      Stock Exchange     Stock Exchange     Stock Exchange     Stock Exchange
                   ----                ----              (ADS1)              ----               ----
                                                          ----
               Lowest   Highest   Lowest   Highest   Lowest   Highest   Lowest   Highest   Lowest   Highest
                (HK$)     (HK$)    (GBP)     (GBP)    (US$)     (US$)    (EUR)     (EUR)    (BD$)     (BD$)
March 2006     129.00    134.30     9.54      9.98    83.11     87.11    13.80   14.60      16.70     17.35
April 2006     129.90    134.00     9.41      9.82    84.00     86.93    13.55   14.17      17.00     17.20
May 2006       133.40    142.40     9.06      9.92    85.85     92.35    13.23   14.49      17.35     18.05
June 2006      131.60    136.30     9.14      9.62    84.00     88.69    13.30   13.92      16.95     17.30
July 2006      134.40    141.00     9.35      9.86    85.83     91.49    13.50   14.44      17.25     18.25
August 2006    137.90    142.80     9.38      9.72    89.00     92.35    13.85   14.36      18.00     18.35
September      137.80    142.50     9.47      9.82    88.64     91.86    13.91   14.48      17.90     18.20
2006
October        141.20    147.60     9.60     10.21    90.95     95.83    14.20   15.17      18.65     19.05
2006
November       142.70    152.00     9.35     10.29    92.34     98.56    13.91   15.75      18.65     19.55
2006
December       140.00    144.80     9.10      9.46    89.96     93.59    13.55   14.74      18.10     18.35
2006
January        138.80    145.80     9.09      9.53    89.27     93.36    13.78   14.49      17.95     18.75
2007
February       135.40    144.20     8.86      9.40    85.45     92.68    13.20   14.38      17.75     18.30
2007



----1  Each ADS represents five Ordinary Shares.


                                  APPENDIX II
             SUMMARY OF ALTERATIONS TO THE ARTICLES OF ASSOCIATION

To reflect certain of the provisions of the UK Companies Act 2006 brought into force on 1 January 2007 and 20 January 2007, and certain additional provisions which will come into effect on 6 April 2007, it is proposed that alterations be made to the Articles of Association. The principal alterations to the Articles of Association, which are proposed to be made by Resolution 12 in the Notice of Annual General Meeting, are summarised below:

1                   To add a definition for the UK Companies Act 2006 (Article
2.1).

2                   To delete the definition of "communication" and replace the definition of "electronic communication" with a definition of "electronic form" to conform with the definitions in the UK Companies Act 2006. The new definition of "electronic form" will include making any information or document available on a website and references in the Articles of Association to electronic copy, electronic communication and electronic means shall be construed accordingly. In addition a new definition of "hard copy" will be introduced to distinguish hard copy documents from those in electronic form where required in the Articles of Association, which is principally in connection with authentication of documents sent to the Company as set out in the new Article 159A (Article 2.1).

3                   To add references to the UK Companies Act 2006 where
required to reflect the changes in UK law brought into force by the UK Companies Act 2006 and replace existing references to the UK Companies Act 1985 (as amended) where these have been repealed and, where appropriate, replaced with new sections in the UK Companies Act 2006 (Articles 2.4, 79A.1, 81, 132.1(d) and 163.1).

4                   To reflect the change in the UK law relating to age
discrimination and the repeal of section 293 of the UK Companies Act 2006 so that a Director of the Company may continue as a Director notwithstanding he or she has reached the age of 70 (Article 95).

5                   To amend the company communication provisions to reflect the changes being introduced as a result of the UK Companies Act 2006 and, in particular, subject to the passing of Resolution 11, allowing the Company to take advantage of the deemed agreement provisions in relation to the use of a website for the supply of notices, documents or other information introduced in
Part 4 of Schedule 5 to the UK Companies Act 2006. This latter change will enable the Company to treat a Shareholder as having consented to the supply of notices, documents or information by making them available on the Company's website where such Shareholder has been asked individually by the Company to agree to the supply of notices, documents or other information in this manner and such Shareholder has not responded to the Company's request within 28 days from when such request was sent (Article 159).

6                   To set out the Company's authentication procedures in
relation to authenticating documents sent to the Company. In particular, in relation to documents sent in electronic form, allowing the Board to retain discretion to determine the manner in which it will treat a document received by the Company as sufficiently authenticated and giving the Board the power to request reasonable evidence of authority where a document is supplied by a person on another's behalf (Article 159A).

7                   To reflect the provisions in the UK Companies Act 2006
relating to deemed delivery of documents or information where such documents or information have been sent or supplied by the Company by means of a website so that any notice, document or other information sent or supplied by means of a website is deemed to have been received by the intended recipient (i) when the material was first made available on the Company's website, or (ii) if later, when the recipient received (or is deemed to have received) notice of the fact the material was available on the Company's website (Article 162.4).




                               HSBC Holdings plc
                        Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 25 May 2007 at
11.00 am to transact the following ordinary business:

1                   to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2006;

2                   to approve the Directors' Remuneration Report for the year ended 31 December 2006;

3                   to re-elect Directors:

(a)                The Lord Butler;
(b)                The Baroness Dunn;
(c)                R A Fairhead;
(d)                W K L Fung;
(e)                Sir Brian Moffat; and
(f)                G Morgan;

4                   to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 5, 7, 8, 9, 10 and 11 will be proposed as Ordinary Resolutions and Resolutions 6 and 12 will be proposed as Special Resolutions:

5                   THAT the Directors be and they are hereby generally and
unconditionally authorised pursuant to and for the purposes of section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of GBP100,000 and $100,000 (in each such case in the form of 10,000,000 non-cumulative preference shares), US$85,500 (in the form of 8,550,000 non-cumulative preference shares) and US$1,158,660,000 (in the form of Ordinary Shares of US$0.50 each ("Ordinary Shares")) provided that this authority shall be limited so that, otherwise than pursuant to:

(a) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

(i) Ordinary Shareholders where the relevant securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

(ii) holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue,

but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

(b) the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or

(c) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(d) the allotment of up to 10,000,000 non-cumulative preference shares of GBP0.01 each, 10,000,000 non-cumulative preference shares of EUR0.01 each and 8,550,000 non-cumulative preference shares of US$0.01 each in the capital of the Company, the nominal amount of relevant securities to be allotted by the Directors pursuant to this authority wholly for cash shall not in aggregate, together with any allotment of other equity securities authorised by sub-paragraph (b) of Resolution 6 set out in the Notice convening this Meeting, exceed US$289,665,000 (being equal to approximately 5 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

6                   THAT the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 ("the Act"):

(a) subject to the passing of Resolution 5 set out in the Notice convening this Meeting, to allot equity securities (as defined by section 94 of the Act) the subject of the authority granted by Resolution 5; and

(b) to allot any other equity securities (as defined by section 94 of the Act) which are held by the Company in treasury,

in each case as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

7                   THAT the Company be and is hereby generally and
unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of US$0.50 each in the capital of the Company ("Ordinary Shares") and the Directors are authorised to exercise such authority provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 1,158,660,000 Ordinary Shares;

(b) the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 (or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d) unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008; and

(e) the Company may prior to the expiry of this authority make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract.

8                   THAT the Directors be and are hereby empowered:

(a) to exercise the power conferred upon them by Article 151 of the Articles of Association of the Company (as from time to time varied) so that, to the extent and in the manner determined by the Directors, the holders of Ordinary Shares of US$0.50 each in the Company ("Ordinary Shares") be permitted to elect to receive new Ordinary Shares, credited as fully paid instead of all or part of any dividend (including interim dividends) payable up to the conclusion of the Annual General Meeting in 2012;

(b) to capitalise from time to time the appropriate nominal amount or amounts of new shares of the Company falling to be allotted pursuant to elections made under the Company's scrip dividend scheme out of the amount or amounts standing to the credit of any reserve account or fund of the Company, as the Directors may determine, to apply that sum in paying up in full the relevant number of such new shares and to allot such new shares pursuant to such elections; and

(c) generally to implement the Company's scrip dividend scheme on such terms and conditions as the Directors may from time to time determine and to take such other actions as the Directors may deem necessary or desirable from time to time in respect of the Company's scrip dividend scheme.

9                   THAT the Company be and is hereby generally and
unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of GBP250,000 provided that such authority shall expire on the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2008 and the date on which the last of sections 239 and 362 to 379 (inclusive) of the Companies Act 2006 come into force.

10                 THAT HSBC Bank plc be and is hereby generally and
unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of GBP50,000 provided that such authority shall expire on the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2008 and the date on which the last of sections 239 and 362 to 379 (inclusive) of the Companies Act 2006 come into force.

11                 THAT the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006 and the Articles of Association of the Company (as from time to time varied), to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including by means of digital compression), storage and transmission of data, using wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.

12                 THAT the Articles of Association of the Company be and are
hereby altered as follows:

(a)                 by inserting into Article 2.1 the following words:

"2006 Act                                    subject to paragraph 2.3 of this
Article, the Companies Act 2006";

(b)                by deleting from Article 2.1 the following words:

"communication                        has the meaning given to it in the
Electronic Communications Act 2000";

(c)                 by deleting from Article 2.1 the following words:

"electronic communication      has the meaning given to it in the Electronic
Communications Act 2000 and "electronic communications" shall be construed accordingly",

and substituting therefor the words:

"electronic form                         has the meaning given in section 1168
of the 2006 Act, and shall include provision of any information or document on a website, and references to "electronic copy", "electronic communication" and " electronic means" shall be construed accordingly";

(d)                by inserting into Article 2.1 the following words:

"hard copy                                 any document sent or supplied in a
paper copy or similar form capable of being read by the recipient";

(e) by inserting into Article 2.4 the words "or the 2006 Act, as appropriate" so that Article 2.4 reads as follows:

"Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act or the 2006 Act, as appropriate.";

(f) by inserting into Article 79A.1 the words ", the 2006 Act" so that the introductory words of Article 79A.1 begin as follows:

"From time to time the Directors may (consistently with the Act, the 2006 Act and these Articles) make such regulations and establish such procedures as they consider appropriate to receive and verify the appointment or revocation of a proxy. Any such regulations may be general or specific to a particular meeting. ";

(g)                by deleting from Article 81.1, 81.3, 81.4(a), 81.5 and 81.6 the words "section 212 of the Act" and substituting therefor the words "section 793 of the 2006 Act",

by deleting from Article 81.4(b) the words "section 212 of the Act" and substituting therefor the words "sections 820 to 825 of the 2006 Act",

by deleting from Article 81.4(e)(i) the words "section 428 of the Act" and substituting therefor the words "section 974 of the 2006 Act",

by deleting from Article 81.4(e)(ii) the words "section 207 of the Financial Services Act 1986" and substituting therefor the words "section 285 of the Financial Services and Markets Act 2000", and

by deleting from Article 81.7 the words "section 216 of the Act" and substituting therefor the words "section 794 of the 2006 Act";

(h)                by deleting Article 95;

(i) by deleting from Article 132.1(d) the words "Part VI of the Act" and substituting therefor the words "Part 22 of the 2006 Act";

(j) by deleting the existing Article 159 and substituting therefor the following new Article 159:

"159            Form of Notices

159.1 Notwithstanding anything to the contrary in these Articles, any notice, document or information to be given, sent, issued, deposited, served or delivered (or the equivalent) to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing and, if the Board in its absolute discretion considers appropriate for any purpose or purposes under these Articles, any such notice, document or information shall be deemed given, sent, issued, deposited, served or delivered (or the equivalent) where it is sent in electronic form to an address for the time being notified for that purpose to the person giving such notice, document or information, but subject always to the provisions of Article 162. In the case of notices or other documents or information sent in electronic form the Board may make this subject to such terms and conditions as it shall in its absolute discretion consider appropriate, subject to and in accordance with the provisions of the 2006 Act. Nothing in these Articles shall affect any requirement of the Act and the 2006 Act that any particular offer, notice or other document or information be served in any particular manner.

159.2 For the purposes of these Articles, notices, documents or information may be sent in electronic form by the Company to a person where (i) such person has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement), including on a website (ii) the notice, document or information (as the case may be) is a notice, document or information to which that agreement applies and (iii) in the case of a notice, document or information being made available on a website, a notice is sent to the person, in a manner for the time being agreed for that purpose between that person and the Company notifying such person, of (a) the publication of that notice, document or information on the website (b) the address of the website and (c) the place on that website where the notice, document or information may be accessed, and how it may be accessed, and in any such case the notification referred to in this Article 159.2 shall be treated as the relevant notice for the purposes of these Articles.

159.3 Subject to the 2006 Act, any notice, document or information is validly sent or supplied by the Company if it is made available on a website.

159.4 Subject to the members having resolved that the Company may send or supply notices, documents or information to members by making them available on a website, where the Company requests the agreement of a person to receive specified notices, documents or information by means of a website and the Company does not receive a response within the period of 28 days (or such shorter period as may be required by statute) from the date the Company's request was sent, such person shall be deemed to have agreed to receive such notices, documents or information by the means specified in the request.

159.5 The Company shall, at the request of a member, also provide such member, within 21 days of the receipt by the Company of the request, with a hard copy of any document sent in electronic form in accordance with these Articles.

159.6 Any amendment or revocation of a notification given to the Company under this Article 159 shall only take effect if it is delivered to the Company in writing, signed by the member and on actual receipt by the Company thereof.";

(k)              by inserting the following new Article 159A:

"159A         Authentication

159A.1         For the purposes of these Articles, the Company shall treat any document received by it as sufficiently authenticated if:

(a) where the document is sent in hard copy form, it is signed by the person who sent it; or

(b) where the document is sent in electronic form, it has been authenticated in such manner as the Board may, in its absolute discretion, from time to time, determine,

provided that, where a document is sent or supplied to the Company by a person on behalf of another, the Board may, in its absolute discretion, request that the sender also provide such reasonable evidence of their authority to act on such other's behalf as the Board may specify before the document may be treated as sufficiently authenticated.";

(l)            by inserting the following new Article 162.4:

"162.4          Any notice, document or other information sent or supplied to a member by means of the Company's website, in accordance with Article 159, shall be deemed to have been received by the intended recipient when the material was first made available on the website or, if later, at the time the intended recipient received (or is deemed to have received) notice of the fact the material was available on the Company's website."; and

(m) by deleting from Article 163.1 the words "section 212 of the Act" and substituting therefor the words "section 793 of the 2006 Act".

By Order of the Board

R G Barber
Group Company Secretary

                                                                    3 April 2007



HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom




Notes:

(1) Voting at the Meeting may be decided on a show of hands, unless a poll is directed by the Chairman of the Meeting or a poll is demanded by:

(a) at least five members present in person or by proxy and entitled to vote at the Meeting; or

(b) a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the Meeting; or

(c) a member or members present in person or by proxy holding shares conferring a right to vote at the Meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

It is again intended that a poll will be conducted on each resolution set out in this Notice of Annual General Meeting.

The issued share capital of the company with voting rights on 22 March 2007, being the latest practicable date prior to the printing of this document, was 11,586,628,706 ordinary shares of US$0.50.

(2) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of the member. A proxy need not be a member. Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited at: the offices of Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; the offices of Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda, not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). It should be noted, however, that any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

(4) Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the 'Principal Register') after midnight (London time) on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at midnight on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

(5) CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message must be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note
(3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications
Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

-    the information in the instruction is incorrect;

- the person expressed to have sent the instruction did not in fact send it; or

- the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

(6) In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

(7) The Directors are Lord Butler+, R K F Ch'ien+ (who will retire as a Director on 25 May 2007), J D Coombe+, Baroness Dunn*, R A Fairhead +, D J Flint, W K L Fung+, M F Geoghegan, S K Green, S Hintze+ (who will retire as a Director on 25 May 2007), J W J Hughes-Hallett+, Sir Brian Moffat+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+, H Sohmen* (who will retire as a Director on 25 May 2007) and Sir Brian Williamson+. The Group Chairman has confirmed that, following performance evaluation, the Directors standing for re-election under Resolution 3 continue to perform effectively and demonstrate commitment to their roles. The particulars required to be disclosed, pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, of the Directors standing for re-election are:

+Frederick Edward Robin Butler, The Rt Hon the Lord Butler of Brockwell, KG, GCB, CVO, MA

Age 69. Master, University College, Oxford. A non-executive Director since 1998. Chairman of the Corporate Responsibility Committee and the HSBC Global Education Trust. A member of the Nomination Committee until the conclusion of the Annual General Meeting in 2007. A non-executive Director of Imperial Chemical Industries plc. A member of the International Advisory Board of Marsh McLennan Inc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction in 2004. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

*The Baroness Lydia Selina Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 67. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A Patron of the UK Foundation of the University of British Columbia, a registered charity. A member of the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

+Rona Alison Fairhead, MA, MBA

Age 45. Chief Executive Officer and Director of the Financial Times Group Limited and a Director of Pearson plc. A non-executive Director since 2004. A member, and from the conclusion of the Annual General Meeting in 2007, Chairman of the Group Audit Committee. A non-executive Director of The Economist Newspaper Limited. Finance Director of Pearson plc until 12 June 2006. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

+Dr William Kwok Lun Fung, OBE, BA, BSE, MBA

Age 58. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Responsibility Committee and, until the conclusion of the Annual General Meeting in 2007, of the Remuneration Committee. A non-executive Director and, since May 2005, Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director of CLP Holdings Limited, Integrated Distribution Services Group Limited, Convenience Retail Asia Limited, Shui On Land Limited and VTech Holdings Limited. A member of the Hong Kong Trade Development Council. A former non-executive Director of Bank of Communications Co. Ltd. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

+Sir Brian Scott Moffat, OBE, FCA, Deputy Chairman and senior independent non-executive Director

Age 68. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. From the conclusion of the Annual General Meeting in 2007, will cease to be the senior independent non-executive Director, a member and Chairman of the Group Audit Committee and the Chairman of the Nomination Committee. A non-executive Director of Macsteel Global BV. Former Chairman of Corus Group plc and a former member of the Court of the Bank of England.

+Gwyn Morgan, BSc, FCAE

Age 61. A non-executive Director since 1 October 2006 and, from the conclusion of the Annual General Meeting in 2007, a member of the Remuneration Committee. A Director of SNC-Lavalin Group Inc., and Alcan Inc. A member of the Board of Trustees of The Fraser Institute and the Energy Advisory Board of Accenture Limited. A non-executive Director of HSBC Bank Canada until 18 April 2006. Founding President and Chief Executive Officer of EnCana Corporation until December 2005 and Vice Chairman from December 2005 to 24 October 2006.

G Morgan brings to the Board as a non-executive Director a background in technical, operational, financial and management positions which are complimentary to the skills and expertise of other Directors. It is the belief of the Board that G Morgan is fully able to discharge his duties as an independent non-executive Director.

*Non-executive Director
+Independent non-executive Director

None of the Directors standing for re-election has any material relationship with another Director, member of Senior Management or substantial or controlling shareholder.

According to the registers of Directors' interests maintained by HSBC Holdings plc pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at 5 March 2007 (the date of the Report of the Directors), all beneficial unless otherwise stated. Lord Butler, R A Fairhead and G Morgan had no interests in the shares and loan capital of HSBC at 5 March 2007. Changes in Directors' interests since 5 March 2007 are shown in note (15) below.
                                                 ----

                         HSBC Holdings            Beneficial     Trustee   Jointly with        Total    Percentage of
                         ordinary shares of            owner                    another    interests         ordinary
                         US$0.50                                                 person                     shares in
                                                                                                                issue
                         Baroness Dunn               147,875     28,6501              -      176,525             0.00
                         W K L Fung                  328,000           -              -      328,000             0.00
                         Sir Brian Moffat                  -           -         12,149       12,149             0.00
                                                 ----




1                   Non-beneficial


Lord Butler, Baroness Dunn, R A Fairhead, W K L Fung, Sir Brian Moffat and G Morgan, non-executive Directors who are standing for re-election, each receive a Director's fee of GBP65,000 per annum. Directors' fees, which are regularly reviewed and compared with other large international companies, were last authorised by Shareholders at the 2006 Annual General Meeting, following a comprehensive review of fees paid in other major UK companies. In addition, Lord Butler receives fees totalling GBP50,000 per annum as Chairman of the Corporate Responsibility Committee and a member of the Nomination Committee. Baroness Dunn receives a fee of GBP20,000 per annum as a member of the Nomination Committee. R A Fairhead receives a fee of GBP20,000 per annum as a member of the Group Audit Committee. W K L Fung receives fees totalling GBP40,000 per annum as a member of the Corporate Responsibility Committee and the Remuneration Committee. He also receives a fee of HK$45,000 (GBP31,470) per annum as a director of The Hongkong and Shanghai Banking Corporation Limited. Sir Brian Moffat receives fees totalling GBP80,000 per annum as Chairman of the Group Audit Committee and the Nomination Committee. At the conclusion of the Annual General Meeting Lord Butler will cease to be a member of the Nomination Committee, W K L Fung will cease to be a member of the Remuneration Committee and Sir Brian Moffat will cease to be a member and Chairman of the Group Audit Committee and Chairman of the Nomination Committee. At the conclusion of the Annual General Meeting RAFairhead will become Chairman of the Group Audit Committee. Committee fees are determined by the Board. Those Directors to whom fees are payable do not participate in that determination.

Non-executive Directors do not have service contracts with HSBC Holdings plc. The terms of appointment for the non-executive Directors standing for re-election will expire: in 2008 in respect of Lord Butler, Baroness Dunn, W K L Fung and Sir Brian Moffat; and in 2010 in respect of R A Fairhead and G Morgan.

Save as disclosed above there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(8) The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to allot shares (or sell shares held by the Company in treasury following an own share purchase) up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.

(9) The purpose of the authority to be conferred by Resolution 7 is to enable the Company to make market purchases of its own shares. The total number of options to subscribe for Ordinary Shares outstanding on 22 March 2007 (the latest practicable date prior to printing of this document) was 300,866,008 which represented 2.6 per cent of the issued ordinary share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 22 March 2007 would represent 2.89 per cent of the issued ordinary share capital.

(10) The purpose of the authority to be conferred by Resolution 8 is to enable the Directors to continue to offer Shareholders a scrip dividend alternative.

(11) The purpose of the authorities to be conferred by Resolutions 9 and 10 is to permit the Company and HSBC Bank plc to make political donations and incur political expenditure up to a maximum aggregate amount of GBP250,000 (in respect of the Company) and GBP50,000 (in respect of HSBC Bank plc) for a further period where such authorities will expire on the earlier of the date on which the last of the sections of the UK Companies Act 2006 relating to ratification by shareholders and political donations and expenditure come into force (which is expected to be in October 2007) and the conclusion of the Company's Annual General Meeting in 2008. It is not proposed that the Company's long-standing policy of not making contributions to any political party be changed. The authorities are sought only as a precautionary measure because of the uncertainty as to what might unexpectedly fall within the very broad scope of what are defined as political donations or expenditure in the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.

(12) The purpose of the authority to be conferred by Resolution 11 is to enable the Company to take advantage of the shareholder electronic communication provisions of the UK Companies Act 2006, which includes the deemed agreement procedure. Further details are contained in paragraph 5 of Appendix II.

(13) The purpose of Resolution 12 is to make alterations to the Articles of Association to reflect certain of the provisions of the UK Companies Act 2006 which have come into force on 1 January 2007 and 20 January 2007 and which will come into force on 6 April 2007, further details of which are contained in Appendix II.

Copies of the Articles of Association of the Company and the Articles of Association of the Company as proposed to be amended by the provisions of Resolution 12 will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong during usual business hours from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.

(14) For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the Meeting and that all mobile telephones must be switched off.

(15) According to the registers of Directors' interests maintained by the Company pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the following changes in the Directors' interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have occurred during the period from 5 March 2007 (the date of the Report of the Directors) to 22 March 2007 (the latest practicable date prior to the printing of this document):

(a) The undernamed Directors were granted conditional awards of Performance Shares under The HSBC Share Plan which give rise to additional interests as beneficiaries of a trust in the number of HSBC Holdings Ordinary Shares of US$0.50 shown below:

                    D J Flint                                           246,185
                    M F Geoghegan                                       559,513
                    S K Green                                           419,635



The awards are subject to the vesting arrangements set out on pages 281 to 283 of the Annual Report and Accounts.

(b) S W Newton acquired 50,000 HSBC Holdings ordinary shares of US$0.50 as beneficial owner;

(c) H Sohmen acquired a corporate interest in 50,000 HSBC Holdings ordinary shares of US$0.50;

(d) Sir Brian Williamson acquired 5,000 HSBC Holdings ordinary shares of US$0.50 as beneficial owner;

(e) J D Coombe acquired 6,000 HSBC Holdings ordinary shares of US$0.50 as beneficial owner;




(f) The performance conditions for the awards made in 2002 under the HSBC Holdings Restricted Share Plan 2000 have been met and the awards have vested. Upon vesting, the Trustee of the Restricted Share Plan, unless otherwise requested, sold sufficient HSBC Holdings Ordinary Shares of US$0.50 to meet the tax liability arising on the vesting and sold additional shares as instructed by the participant. The Trustee transferred any remaining entitlements to shares to the participants. As a consequence, the interests of the undernamed Directors in the HSBC Holdings Ordinary Shares of US$0.50 as beneficiaries of a trust have reduced and their interests as beneficial owners have increased by the number of shares shown below:

                                                                          Reduction in interest as          Increase in
                                                                                       beneficiary          interest as
                                                                                        of a trust     beneficial owner
                                                                                              ----                 ----
                                      D J Flint                                             90,897                    -
                                      M F Geoghegan                                         45,449               45,448
                                      S K Green                                            113,621              113,620






(16) No disclosures of major shareholdings have been received by the Company pursuant to the requirements of UK Financial Services Authority Disclosure and Transparency Rule 5.

(17) In the event of a conflict between any translation and the English text hereof, the English text will prevail.







Annual General Meeting - 25 May 2007

If there is a question or questions you would like to have addressed at the Annual General Meeting on 25 May 2007, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to agmquestions@hsbc.com.

Questions





We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. These might include matters relating to a shareholder's bank account or affairs, which are unlikely to be relevant to the business of the Meeting.

Submitting a question in advance of the Meeting does not affect your rights as a shareholder to attend and speak at the Meeting.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrars: Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-1807, 18th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.







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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 April, 2007